EXHIBIT 5.2

[Letterhead of Davies Ward Phillips & Vineberg LLP]

September 8, 2009

Barrick Gold Corporation

Brookfield Place, Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario

M5J 2S1

Dear Sirs/Mesdames:

Re:	Registration Statement on Form F-10 of Barrick Gold Corporation

We have acted as Canadian counsel to Barrick Gold Corporation (the “Registrant”) in connection with the registration statement on Form F-10 (the “Registration Statement”) being filed today by the Registrant with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

We acknowledge that we are referred to on the cover and under the headings “Enforceability of Certain Civil Liabilities” and “Legal Matters” in the prospectus forming a part of the Registration Statement and we hereby consent to such use of our name in the Registration Statement.

Yours very truly,

/s/    Davies Ward Phillips & Vineberg LLP

Davies Ward Phillips & Vineberg LLP